SECURITIES AND EXCHANGE COMMISSION,
                             WASHINGTON, D.C. 20549

                                   SCHEDULE TO

                                 (RULE 14d-100)

            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                                (Amendment No. 1)

                                      And

                                  Schedule 13D
                                (Amendment No. 7)

         Pursuant to Section 13D of the Securities Exchange Act of 1934

                          KLLM TRANSPORT SERVICES, INC.
                       (Name of Subject Company (Issuer))

                                  ROBERT E. LOW
                              LOW ACQUISITION, INC.
            (Names of Filing Persons (Identifying Status as Offeror,
                            Issuer or Other Person))

                     COMMON STOCK, PAR VALUE $1.00 PER SHARE
             (Including Associated Preferred Stock Purchase Rights)
                         (Title of Class of Securities)

                                    482498102
                      (CUSIP Number of Class of Securities)

                                  ROBERT E. LOW
                               2740 NORTH MAYFAIR
                           SPRINGFIELD, MISSOURI 65803
                            TELEPHONE: (800) 848-4560
                            FACSIMILE: (417) 521-6864
                 (Name, Address and Telephone Numbers of Person
  Authorized to Receive Notices and Communications on Behalf of Filing Persons)

                                   Copies to:

                             ROBERT H. WEXLER, ESQ.
                         GALLOP, JOHNSON & NEUMAN, L.C.
                                101 SOUTH HANLEY
                            ST. LOUIS, MISSOURI 63105
                            TELEPHONE: (314) 862-1200
                            FACSIMILE: (314) 862-1219


                            CALCULATION OF FILING FEE
              ===================================================

             Transaction Valuation*             Amount of Filing Fee
             ----------------------             --------------------
                   $32,253,966                           $6451
              ====================================================

* Estimated for purposes of calculating the amount of the filing fee only. The filing fee calculation assumes the purchase of all outstanding shares of common stock, par value $1.00 per share, of KLLM Transport Services, Inc. (the "Common Stock"), a Delaware corporation (the "Company"), including the related preferred stock purchase rights (the "Rights" and, together with the Common Stock, the "Shares") at a per Share price of $7.75 in cash, without interest. Based on the Company's Annual Report on Form 10-K for its fiscal year ended December 31, 1999, there were (i) 4,101,468 Shares issued and outstanding (as of March 24,
2000), (including the 539,600 Shares owned by the Filing Persons); (ii) 9,334 Shares subscribed for by the Company's employees under the Company's employee stock option plan; and (iii) 51,000 Shares issuable under the Company's incentive stock option plan which are currently exercisable. Based on the foregoing, the transaction value is equal to the product of 4,161,802 Shares and $7.75 per share. The amount of the filing fee calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction.

[X] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:     $6451          Filing Party:   Robert E. Low;
                                                           Low Acquisition, Inc.

Form or Registration No.:   Schedule TO    Date Filed:     April 12, 2000

[  ]     Check  the  box  if  the   filing   relates   solely   to   preliminary
         communications made before the commencement of a tender offer:

         Check the appropriate boxes below to designate any transactions to which the statement relates:

         [X]  third-party  tender offer subject to Rule 14d-1.

         [ ] issuer tender offer subject to Rule 13e-4.

         [ ] going-private transaction subject to Rule 13e-3.

         [X] amendment to Schedule 13D under Rule 13d-2.

         Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

CUSIP NO. 482498102                    13D

--------------------------------------------------------------------------------

1. Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only).

         Robert E. Low

--------------------------------------------------------------------------------

2.       Check  the  Appropriate  Box  if a  Member  of a  Group

         (a)  |X|  (See Instructions)

         (b)  |_|

--------------------------------------------------------------------------------

3.       SEC Use Only

--------------------------------------------------------------------------------

4.       Source of Funds (See Instructions)

         PF and OO
--------------------------------------------------------------------------------

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) |_|

 -------------------------------------------------------------------------------

6.       Citizenship or Place of Organization

         United States Citizen
--------------------------------------------------------------------------------

Number of          7.   Sole Voting Power
Beneficially
Owned by                539,600
Each           -----------------------------------------------------------------
Reporting
Person With        8.   Shared Voting Power

               -----------------------------------------------------------------

                   9.   Sole Dispositive Power

                        539,600
               -----------------------------------------------------------------

                  10.   Shared Dispositive Power

--------------------------------------------------------------------------------

11.      Aggregate Amount Beneficially Owned by Each Reporting Person

         539,600
--------------------------------------------------------------------------------

12.      Check if the Aggregate Amount in Row (11) Excludes Certain Shares

         |_| (See Instructions)

--------------------------------------------------------------------------------

13.      Percent of Class Represented by Amount In Row (11)

         13.17%
--------------------------------------------------------------------------------

14.      Type of Reporting Person (See Instructions)

         IN
--------------------------------------------------------------------------------

CUSIP NO. 482498102                    13D

--------------------------------------------------------------------------------

1. Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only).

         Richard D. Hoedl*

--------------------------------------------------------------------------------

2.       Check the Appropriate Box if a Member of a Group

         (a)   |X| (See Instructions)

         (b)   |_|

--------------------------------------------------------------------------------

3.       SEC Use Only

--------------------------------------------------------------------------------

4.       Source of Funds (See Instructions)

         PF and OO
--------------------------------------------------------------------------------

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) |_|

--------------------------------------------------------------------------------

6.       Citizenship or Place of Organization

         United States Citizen

--------------------------------------------------------------------------------
Number of          7.   Sole Voting Power
Shares
Beneficially            4,150
Owned by
Each           -----------------------------------------------------------------
Reporting
Person With        8.   Shared Voting Power

               -----------------------------------------------------------------

                   9.   Sole Dispositive Power

                        4,150

               -----------------------------------------------------------------
                  10.   Shared Dispositive Power

--------------------------------------------------------------------------------

11.      Aggregate Amount Beneficially Owned by Each Reporting Person

         4,150
--------------------------------------------------------------------------------

12.      Check if the Aggregate  Amount in Row (11) Excludes  Certain Shares

         |_| (See Instructions)

--------------------------------------------------------------------------------

13.      Percent of Class Represented by Amount In Row (11)

         0.10%
--------------------------------------------------------------------------------

14.      Type of Reporting Person (See Instructions)

         IN
--------------------------------------------------------------------------------

CUSIP NO. 482498102                    13D

--------------------------------------------------------------------------------

1. Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only).

         C. Stephan Wutke*

--------------------------------------------------------------------------------

2.       Check the Appropriate Box if a Member of a Group

         (a)   |X|    (See Instructions)

         (b)   |_|

--------------------------------------------------------------------------------

3.       SEC Use Only

--------------------------------------------------------------------------------

4.       Source of Funds (See Instructions)

         PF and OO
--------------------------------------------------------------------------------

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) |_|

--------------------------------------------------------------------------------

6.       Citizenship or Place of Organization

         United States Citizen

--------------------------------------------------------------------------------

Number of          7.   Sole Voting Power
Shares
Beneficially            1,000
Owned by
Each            ----------------------------------------------------------------
Reporting
Person With        8.   Shared Voting Power

                ----------------------------------------------------------------

                   9.   Sole Dispositive Power

                        1,000
                ----------------------------------------------------------------

                  10.   Shared Dispositive Power

--------------------------------------------------------------------------------

11.      Aggregate Amount Beneficially Owned by Each Reporting Person

         1,000

--------------------------------------------------------------------------------

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares |_| (See Instructions)

--------------------------------------------------------------------------------

13.      Percent of Class Represented by Amount In Row (11)

         0.02%
--------------------------------------------------------------------------------

14.      Type of Reporting Person (See Instructions)

         IN
--------------------------------------------------------------------------------


* Messrs. Hoedl and Wutke have agreed to serve as directors of the Subject Company in connection with Mr. Low's Consent Solicitation which, if successful, would, among other things, remove the entire current Board of Directors of the Subject Company and replace these directors with Mr. Low's nominees. Although no formal agreements among the Reporting Persons exist, there is an understanding that the Reporting Persons would act in concert in voting their shares of the common stock of the Subject Company in favor of those actions proposed by Mr. Low as set forth in the Consent Solicitation previously filed with the Securities and Exchange Commission. There currently exist no agreements, arrangements or understandings among the Reporting Persons, other than as above-mentioned, and all actions taken or decisions made by the Reporting Persons as directors of the Subject Company would be subject to, among other things, their fiduciary duties and obligations under Delaware law.

                                   SCHEDULE TO


         On April 12, 2000, Low Acquisition, Inc., a Delaware corporation (the "Purchaser") wholly-owned by Robert E. Low, an individual currently residing in Springfield, Missouri ("Parent"), filed a Tender Offer Statement on Schedule TO in which the Purchaser commenced an offer to purchase all of the outstanding shares of common stock, par value $1.00 per share (the "Common Stock"), of KLLM Transport Services, Inc., a Delaware corporation (the "Company"), and the associated preferred stock purchase rights of the Company (the "Rights" and, together with the Common Stock, the "Shares"), which are not owned by Parent or his affiliates at a price per share of $7.75 per Share, net to the seller in cash.

         This Amendment constitutes Amendment No. 1 to the Schedule TO to supplement and amend the previously filed Schedule TO filed by Purchaser and Parent, and Amendment No. 7 to the Schedule 13D of Parent, Richard D. Hoedl and
C. Stephan Wutke to (i) disclose Parent's letter to Mr. Leland R. Speed, Chairman of the Special Committee of the Board of Directors (the "Special Committee") of the Company, responding to the April 20, 2000 press release of Jack Liles and Bernard J. Ebbers regarding that group's proposal submitted to the Special Committee to acquire all of the outstanding shares of the Company for a per share purchase price of $8.25, net to seller in cash, and the April 20, 2000 Amendment to Schedule 13D filed by Jack Liles with the Securities and Exchange Commission containing, among other things, the written proposal submitted by the Liles/Ebbers group to the Special Committee, (ii) to disclose a confidentiality agreement entered into by and among Morgan Keegan & Company, Inc., the financial adviser of the Company ("Morgan Keegan"), Parent and Purchaser effective as of April 27, 2000, attached hereto as Exhibit (a)(1)(I), and (iii) to announce Parent's agreement to participate in the bidding process established by the Special Committee on the terms set forth in a letter from counsel to the Special Committee for Parent. Capitalized terms used and not defined herein shall have the meanings assigned such terms in the Offer to Purchase and the Schedule TO.

ITEM 1.  SUMMARY TERM SHEET.

         The information set forth in the Offer to Purchase in the Summary Term Sheet is hereby amended by deleting the answer corresponding to the question, "What Does the Board of Directors of KLLM Think of this Offer?" and replacing it with the following:

         A. According to a Schedule 14D-9 filed by KLLM on April 26, 2000, the KLLM Board has formed a Special Committee to act on behalf of the KLLM Board in connection with the potential sale of control of KLLM. This Special Committee has unanimously recommended that all of you reject our offer and not tender your shares of KLLM to us. For more information, please review KLLM's Schedule 14D-9.

ITEM 4.  TERMS OF TRANSACTION.

(a)(1)(i-viii,xii)  The  information  set forth  in  the  Offer to  Purchase  in
                    Section 15 ("Certain Legal Matters") is hereby amended by:

                    o deleting the phrase "by April 17, 2000." in the first sentence of the third paragraph and replacing it with "at such time as may be deemed appropriate by Parent."; and

                    o      deleting the third sentence in the third paragraph.


ITEM 5. PAST CONTRACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

(b), (c) and (e)    The  information  set  forth  in the  Offer  to Purchase in
                    Section  10  ("Background  of the Offer,  Contacts  with the
                    Company") is hereby amended and supplemented by adding the following paragraphs at the end of the Section:

                    On or about April 13, 2000, the Company provided to Purchaser and Parent a list of the record owners of the Company's common stock as of April 12, 2000.

                    On April 20, 2000, Jack Liles and Bernard T. Ebbers issued a press release regarding that group's written proposal submitted to the Special Committee to acquire all of the outstanding shares of the Company for a per share purchase price of $8.25, net to seller in cash. Also on April 20, 2000, Jack Liles filed with the Securities and Exchange Commission an amendment to his Schedule 13D relating to such group's proposal and containing a copy thereof.

                    On April 21, 2000, Parent delivered the following letter to the Special Committee in response to the April 20, 2000 press release:

                                                                  April 21, 2000


                    Mr. Leland R. Speed, Chairman of the Special Committee of the Board of Directors of KLLM Transport Services, Inc. c/o Sidney J. Nurkin, Esq.
                    Alston & Bird,  LLP
                    One Atlantic Center 1201 West Peachtree Street
                    Atlanta, Georgia 30309-3424

                    Dear Mr. Speed:

                           I have  reviewed  the press  release  announcing  the
                    proposal of the Jack Liles family and Bernard J. Ebbers to acquire KLLM Transport Services, Inc. for $8.25 per share and the Schedule 13D/A filed by Jack Liles which, among other things, contained a copy of the written proposal submitted by the Liles/Ebbers group.

                           While I commend your Special Committee for seeking to
                    maximize stockholder value in connection with the sale of KLLM, I am very concerned over what could be construed to be an effort to abandon a fair auction process by giving one bidder, led by the Chief Executive Officer of KLLM, significant advantage over any other bidder, including myself. Specifically, I am referring to the provisions contained in the Liles/Ebbers group's proposal which would provide a "bust-up" fee and expenses, which in the aggregate would amount to $1 million if a "Superior Proposal" was accepted by the KLLM Board.

                           I have  attempted in good faith to meet with the KLLM
                    Board and, not being successful in that effort, and at my personal expense, have commenced a tender offer with a view toward acquiring the entire equity interest in KLLM at $7.75 per share. As stated in the tender offer materials, and as mentioned to you, I still wish to discuss my proposal to KLLM with you and other appropriate representatives of KLLM on a friendly basis, and I am prepared to increase my offer.

                           I think that the KLLM Board would be in  violation of
                    its fiduciary duties to the KLLM stockholders if it did not permit me to submit a new proposal to compete with the Liles/Ebbers group's offer before obligating KLLM to such exorbitant fees and expenses if a "Superior Proposal" is received by KLLM. Obviously, I, along with any other potential bidder, would have to take such fees and expenses into account in determining the amount of our per share purchase price. This can only be harmful to the KLLM stockholders who might otherwise have been in a position to receive all or a substantial portion of such fees and expenses paid to the Liles/Ebbers group.

                           I am hereby  demanding that I be given at least a few
                    days to conduct a due diligence review of KLLM in order to confirm the contemplated increase to the per share purchase price currently proposed by me to an amount in excess of that currently proposed by the Liles/Ebbers group. As you know, I am willing, and indeed expect, to enter into a confidentiality agreement in connection with my due diligence review.

                           Please  understand that any agreement on your part to
                    the exorbitant fees and expenses contained in the Liles/Ebbers group's proposal will result in a dollar for dollar reduction in the price I would otherwise be prepared to offer to the KLLM stockholders.

                           Based  on my  conversation  last  night  with  KLLM's
                    investment advisor, I am encouraged that you and your counsel will together devise a fair auction process aimed at maximizing value to the KLLM stockholders.

                           Please  call  me  promptly  to  arrange  for  my  due
                    diligence review so that I may be in a position to offer higher value to the KLLM stockholders.

                                                       Very truly yours,

                                                       /s/ Robert E. Low

                                                       Robert E. Low

                           On April 21, 2000,  Mr. Low received from the Special
                    Committee a form of confidentiality agreement that did not contain a standstill obligation.

                           On April 25, the following  letter was sent to Parent
                    by counsel to the Special Committee:


                                    [Alston & Bird LLP's Letterhead]


                                            April 25, 2000

                    Mr. Robert Low
                    Low Acquisition Inc.
                    2740 N. Mayfair
                    Springfield, MO  65803

                    Dear Mr. Low:

                           As you know, the Board of Directors of KLLM Transport
                    Services, Inc. (the "Company") has appointed a Special Committee (the "Committee") to consider and act with respect to a potential change of control transaction involving the Company. The Committee is comprised of Leland Speed, David Metzler, and Walter Neely. Mr. Speed is Chairman of the Committee. This law firm serves as counsel to the Committee. Morgan Keegan & Co. is the financial adviser to the Committee. I have been asked to send this letter to you on behalf of the Committee.

                           You have  commenced a tender  offer to acquire all of
                    the outstanding capital stock of the Company, other than those shares owned by you or other members of your group, at a price of $7.75 per share. You have also filed materials with the Securities and Exchange Commission with respect to a consent solicitation seeking to remove all of the present directors of the Company and to replace them with your nominees. As you are also aware, a group headed by Mr. Jack Liles (the "Liles Group") has advised the Committee of its interest in making an offer to acquire all of the outstanding capital stock of the Company at a price of $8.25 per share.

                           The  Committee  is of the belief that the sale of the
                    Company is inevitable. As such, the Committee is committed to obtaining the best price and terms available for the benefit of the stockholders of the Company. To that end, Mr. John Grayson, Jr. of Morgan Keegan & Co. has advised you personally, and the undersigned has advised your attorney Mr. Steven Crawford, of the willingness of the Committee to provide you such non-public information concerning the business and affairs of the Company as you reasonably request in writing, subject to your execution of an appropriate confidentiality agreement. We have previously advised you and your counsel that such confidentiality agreement need not contain a standstill provision, and we have furnished you with a copy of a form of confidentiality agreement for your consideration. Upon your execution of a confidentiality agreement reasonably satisfactory to the Committee, the Committee is prepared to furnish to you such non-public information concerning the Company as you reasonably request in writing with the expectation that such information will assist you in increasing the financial offer that you have made for the outstanding capital stock of the Company. Such information will be provided to you at the offices of attorneys for the Company in Jackson, Mississippi.

                           The  Committee  has  established  certain  guidelines
                    which we ask you to follow in connection with the bidding process involving the potential sale of the Company. Specifically, we ask you to furnish to the Committee, to the attention of the undersigned, no later than the close of business on May 5, 2000, the written agreement for the acquisition of all of the outstanding capital stock of the Company that you are prepared to sign. Such agreement should contain your highest and best financial offer, expressed on a per-share basis, that you are willing to pay for all of the outstanding capital stock of the Company. You may structure the transaction as a tender offer with a follow-on merger or as a merger transaction.

                           Notwithstanding any other terms or provisions in that
                    agreement, that agreement must provide that, if it is accepted by the Committee, the Company shall nonetheless have the continued right to furnish information to and engage in discussions with other persons who have made or have expressed an interest in making an offer for the Company that the Committee believes, in consultation with its legal and financial advisers, is likely to result in a superior proposal. In addition, the Company must have the right to terminate the agreement, to withdraw any recommendation made with respect to the transactions provided for in the agreement, and to refrain from submitting the agreement to the stockholders of the Company for their vote (if any part of the transaction requires a stockholder vote), in each case without incurring any liability to you other than the payment of a reasonable break-up fee upon consummation of a transaction with any other person.

                           Further,  the agreement must contain covenants to the
                    effect that, until such time as you have acquired all of the issued an outstanding capital stock of the Company, you will not cause the Company to incur any additional indebtedness, nor will you cause the assets of the Company to be pledged to secure any indebtedness incurred by you in connection with your acquisition of such shares.

                           Contemporaneously  with this  letter  to you,  we are
                    submitting a letter to the Liles Group requesting that they too furnish to the Committee, no later than the close of business on May 5, 2000 an agreement for the acquisition of all of the outstanding capital stock Company that they are prepared to sign. The Liles Group will be advised that its agreement must also contain the provisions described in the preceding paragraphs.

                           The  Committee  intends to consider the offer made by
                    you and any offer that may be made by the Liles Group promptly following the close of business on May 5, 2000. The Committee reserves the right to take any action with respect to any offer made by you or that may be made by the Liles Group or any other person that it believes, in the exercise of its fiduciary duties, is appropriate, including, without limitation, negotiating further with you or with representatives of the Liles Group for improved price and terms, entering into agreements with you or with the Liles Group pursuant to which the Board of Directors would, subject to its right to withdraw such recommendation, recommend the transaction provided for in that agreement to the stockholders of the Company, to reject and make no recommendation with regard to the offer made by you or that may be made by the Liles Group, or to consider and act with respect to any offer providing for the acquisition of the Company made by any other person, if the Committee believes, in consultation with its legal and financial advisors, that offer is likely to result in a superior proposal.

                           We ask that you advise the undersigned as promptly as
                    possible if you will agree to participate in the bidding process on the terms set forth in this letter. If you so agree, the Committee will ask you to extend your tender offer for an additional 20 days and to defer the commencement of your consent solicitation until on or after May 5, 2000.

                           If you should  have any  questions  about the process
                    that the committee desires to follow, please contact the undersigned promptly.

                                                     Sincerely,

                                                     /s/ Sidney J. Nurkin

                                                     Sidney J. Nurkin


                           On April 26, 2000, the Company filed a Schedule 14D-9
                    in  which,   among  other  things,   the  Special  Committee
                    unanimously recommended that all holders of the Company's common stock reject Purchaser's Offer and not tender their shares of the Company to Purchaser.

                           On April 27, 2000,  Parent and Low sent the following
                    letter to the Special Committee in which Parent and Purchaser advised of their intention to participate in the bidding process on the terms set forth in the letter dated April 25, 2000 from counsel to the Special Committee:

                                          April 27, 2000


                    The Special Committee of the Board of Directors of KLLM Transport Services, Inc.
                    c/o Leland R. Speed, Chairman
                    135 Richview Drive
                    Richland, Mississippi  39218

                    Dear Mr. Speed:

                           In accordance  with the letter to me, dated April 25,
                    2000 (the "Bid Procedure Letter") from Sidney J. Nurkin, as counsel to the Special Committee (the "Committee") of the Board of Directors of KLLM Transport Services, Inc. ("KLLM"), I, individually and on behalf of Low Acquisition, Inc., as its sole director and chief executive officer, hereby agree to participate in the bidding process on the terms set forth in the Bid Procedure Letter and the terms of this letter agreement upon your written acknowledgement hereto. In that regard, I have signed and delivered to Morgan Keegan & Company, Inc. the Confidentiality Agreement submitted to me on April 25, 2000. A copy of the Confidentiality Agreement is attached.

                           As previously  discussed  between our counsels,  upon
                    your written acknowledgement below, I, individually and on behalf of Low Acquisition, Inc., hereby agree (i) to withdraw the proposed consent solicitation filed by me and Low Acquisition, Inc. with the Securities and Exchange Commission in preliminary form on Schedule 14A, and (ii) not to take any action on or before May 30, 2000, that would effect a change in the composition of the Board of Directors of KLLM, including proposing alternative nominees at the meeting of the stockholders of KLLM to be held on May 26, 2000.

                           In consideration  of the foregoing  until the earlier
                    to occur of (i) the execution of a definitive agreement between KLLM and a third party for the acquisition of KLLM by such third party of all the outstanding capital stock of KLLM not beneficially owned by such third party, or (ii) June 9, 2000, KLLM:

                           (a) agrees that KLLM will not issue or agree to issue
                    any shares of any class or series of equity securities of KLLM (other than as a result of the exercise of any currently outstanding option to acquire shares of KLLM common stock) or securities convertible into any class of equitable securities of KLLM ("Convertible Securities"); and

                           (b) represents and covenants that (i) from the period
                    commencing as of the date of this letter, through and including June 9, 2000, there will not be more than 4,300,000 shares of capital stock of KLLM outstanding, on a fully diluted basis, and (ii) KLLM is not, and as of June 9, 2000, will not be, under any obligation to issue any equity security or Convertible Security other than in the ordinary course of business under its current option and compensation plans.

                           Please  acknowledge  your  agreement  to this  letter
                    agreement by executing it in the space provided below. By such acknowledgment, you hereby represent to and for the benefit of the undersigned that the representations, agreements and covenants of KLLM contained herein have been duly authorized, and are binding on and enforceable against KLLM.

                                                Very truly yours,


                                                By: /s/ Robert E. Low
                                                    ----------------------------
                                                    Robert E. Low


                                                Low Acquisition, Inc.


                                                By:  /s/ Robert E. Low
                                                     ---------------------------
                                                     Robert E. Low
                                                     President and Chief
                                                     Executive Officer

                    KLLM Transport Services, Inc.


                    -------------------------------------
                    Leland Speed, Chairman of the Special
                    Committee of the Board of Directors

                    Dated:  April ___, 2000


                           Also as of April  27,  2000,  Parent,  Purchaser  and
                    Company entered into a confidentiality agreement attached hereto as Exhibit (a)(1)(I).


ITEM 11. ADDITIONAL INFORMATION.

(b) The information set forth in Item 11 of the Schedule TO is hereby amended and supplemented as follows:

                    On April 27, 2000, Parent issued a press release announcing that Parent and Purchaser had entered into a confidentiality agreement with Morgan Keegan, and agreed to participate in the auction process relating to the sale of KLLM. A copy of the press release is filed herewith as Exhibit (a)(1)(J) and the information set forth in the press release is incorporated by reference.

ITEM 12. EXHIBITS.

                    Item  12  is  hereby  amended  and  supplemented   with  the
                    following information:

(a)(1)(I) Confidentiality Agreement entered into by and among Morgan Keegan & Company, Inc., Robert E. Low and Low Acquisition, Inc., effective as of April 26, 2000.

(a)(1)(J) Press Release issued by Parent, dated April 27, 2000, announcing, among other things, the agreement of Parent and Purchaser to participate in the auction process.

                                    SIGNATURE


         After due inquiry and to the best of their knowledge and belief, the undersigned hereby certify as of April 28, 2000 that the information set forth in this statement is true, complete and correct.



      SCHEDULE TO                             SCHEDULE 13D

      LOW ACQUISITION, INC.


      By: /s/ Robert E. Low                    /s/ Robert E. Low
          -------------------------------      ---------------------------------
      Name:  Robert E. Low                     Robert E. Low
      Title: President

      /s/ Robert E. Low                        /s/ Richard D. Hoedl
      -----------------------------------      ---------------------------------
      Robert E. Low                            Richard D. Hoedl

                                               /s/ C. Stephan Wutke
                                               ---------------------------------
                                               C. Stephan Wutke

                                  EXHIBIT INDEX


 Exhibit            Description
 -------            -----------

(a)(1)(A)*          Offer to Purchase, dated April 12, 2000.

(a)(1)(B)*          Letter of Transmittal.

(a)(1)(C)*          Notice of Guaranteed Delivery.

(a)(1)(D)*          Form   of letter to  clients for  use  by  Brokers, Dealers,
                    Commercial Banks, Trust Companies and Nominees.

(a)(1)(E)* Form of letter to Brokers, Dealers, Commercial Banks, Trust Companies and Nominees.

(a)(1)(F)* Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(a)(1)(G)* Press release issued by Parent and Purchaser, dated April 12, 2000, announcing the commencement of the Offer.

(a)(1)(H)*          Summary Advertisement, dated April 12, 2000.

(a)(1)(I) Confidentiality Agreement entered into by and among Morgan Keegan & Company, Inc., Robert E. Low and Low Acquisition, Inc., effective as of April 26, 2000.

(a)(1)(J) Press Release issued by Parent, dated April 27, 2000, announcing, among other things, the agreement of Parent and Purchaser to participate in the auction process.

---------------------

*     Previously filed.